SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Receives First New Boeing 737-800 NG

São Paulo, July 31, 2006 – GOL Linhas Aéreas Inteligentes (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost, low-fare airline, received yesterday its first Next Generation 737-800 aircraft developed per GOL’s request with short runway landing and takeoff capabilities. The 737-800 is the first in GOL’s order for 101 aircraft from Boeing, scheduled for delivery between 2006 and 2012. This is the largest agreement ever signed between the North American aircraft manufacturer and a Latin American airline.

The new 737 was specially developed by Boeing per GOL’s request, and will permit its operation at the Santos Dumont Airport, in Rio de Janeiro (RJ), which has one of the shortest runways in the world (1,323 meters) and is one of the busiest in Brazil. GOL’s new Next Generation aircraft are equipped with winglets, a technology that increases flight speed by 12%, reduces noise during takeoff and affords fuel savings of up to 3% per year.

When GOL’s first 737-800 NG with design enhancements lands at the Santos Dumont Airport, it will be the first landing of an aircraft developed specifically for a short runway. The aircraft follows all international safety rules and was certified by U.S. and Brazilian authorities.

"Boeing has worked with GOL to enhance the 737 to add value to their operations. Our partnership drove development of these enhancements that will benefit not only our product line, but many airlines around the world," said John Wojick, Vice President of Sales, Latin America and the Caribbean, Boeing Commercial Airplanes.

The enhancements will also increase seat capacity by 30% on the new model on the São Paulo–Rio shuttle route. “Boeing helped us to expand our seat capacity on the most profitable route in Brazil, offering additional comfort and safety to our passengers,” says David Barioni, Technical Vice President of GOL. “In 2006, we celebrated five years of operations and received our first new 737-800. The average age of our fleet will be reduced every month. This is another example of the company’s commitment to innovation, a condition for the sustainability of our results”, adds the executive.

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About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 500 daily flights to 50 airports in Brazil, Argentina, Bolivia, Paraguay and Uruguay. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Ph: (5511) 3169 6800
E-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; R. Corbioli	Edelman; G. Juncadella and M. Smith
Ph: (5511) 3049-0343 / 3049-0342	Ph: (212) 704-4448 / 704-8196
E-mail: roberta.corbioli@mvl.com.br	E-mail: gabriela.juncadella@edelman.com
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.